ROMA FINANCIAL CORPORATION LETTERHEAD

June 30, 2009

By Edgar, U.S. Mail and facsimile to (202) 772-9236

Mr. Christian Windsor

Special Counsel

Financial Services Group

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Roma Financial Corp.
Form 10-K
Filed March 9, 2009
File No. 000-52000

Dear Mr. Windsor:

Set forth below are the responses of Roma Financial Corp. (the “Company”) to the comments contained in the Staff’s letter of comment, dated May 29, 2009. For ease of reference, each comment is reproduced below followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2008

Item 5. Item 11. Executive Compensation

Short-Term Incentive Compensation, page 13 of Definitive Proxy Statement on Schedule 14A

1.

Please tell us why you have not disclosed the performance targets utilized in determining short-term incentive compensation for your named executive officers for the 2008 fiscal year. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain

Mr. Christian Windsor

United States Securities and Exchange Commission

June 30, 2009

the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

The methodology for determining specific awards under the short-term incentive compensation plan is detailed in response to comment #2 below. Such methodology will be included in future filings.

2.

Please explain to us, with a view towards improved disclosure, how the Committee determined the specific awards for each of the named executive officers under your non-equity incentive program for 2008.

The Short-Term Incentive Compensation program for the named executive officers (“NEOs”) is comprised of two components: (i) a “non-equity incentive” component based upon performance metrics that are established at the beginning of the period and (ii) a discretionary bonus portion determined at the end of the performance period based upon individual performance. The Chief Executive Officer and the Chairman were only eligible to receive an award under the first component while the other NEOs were eligible to receive awards under both components. The breakdown between the actual awards and the components under which the awards were granted was as follows:

NEO	Non-Equity Component	Discretionary	Total

Peter Inverso	$114,253	$—	$114,253
Maurice Perilli	53,556	—	53,556
Sharon Lamont	19,994	9,600	29,594
Keith Pericoloso	16,683	10,413	27,096
Margaret Norton	21,244	5,100	26,344
Barry Zadworny	16,370	1,572	17,942

Non-Equity Incentive Component

For the non-equity component, 70% of the awards were determined based upon the Company’s actual performance as compared to budgeted performance for certain metrics with the remaining 30% to be determined based upon the Company’s actual performance as compared to its peer group. The targeted awards as a percentage of salary were 40% for the CEO, 30% for the Chairman and 20% for the other NEOs with a maximum payout of 140% of target. Overall, as detailed below, the Company achieved 89.26% of its targeted performance. This percentage was then applied to the targeted awards as a percentage of salary to calculate the non-equity incentive plan component.

Mr. Christian Windsor

United States Securities and Exchange Commission

June 30, 2009

Company Performance

The table below sets forth the performance metrics established by the Company at the beginning of the period, actual results as compared to these and the respective weighting of each metric in determining the overall weighting of the Company’s performance.

Achievement of Budget

Metric	Budget	Actual ($)	Actual (%)	Weight	%
	(Dollars in Thousands)

Net Income*	$6,880	$5,974	86.83%	50%	43.42%
Res. Loan Growth	$70,000	$81,600	116.57	5	5.83
Comm. Loan Growth	$50,000	$84,500	140.00	5	7.00
ROA	0.86%	0.63%	73.26	10	7.33
ROE	3.56%	2.79%	78.37	10	7.84
Efficiency Ratio	63.47%	70.88%	88.33	10	8.83

Year to Year Improvement

Metric	2007	2008	% of Target	Weight	%

NPLs/Total Loans	1.46%	2.02%	(138.36)	2.50%	0.00%
Net Interest Margin	3.42	3.13	91.52	2.50	2.29
Net Loans/Assets	50.67	49.88	98.44	2.50	2.46
ROE	3.12	2.79	89.42	2.50	2.24

	Total Company Performance				87.22%

Peer Group Comparison (trailing 12 months as of 9-30-08)

Metric	Peers	Company	% of Target

ROA	0.50%	0.54%	110.0%
NIM/Earning Assets	3.11	3.11	110.0
Non-performing Assets/ Total Assets	0.87	0.93	70.0
Efficiency Ratio	73.38	73.24	70.0
Earnings per Employee	$35,890	$40,829	110.0

	Total Peer Group Comparison		94.00	% (average of $ of Target)

Mr. Christian Windsor

United States Securities and Exchange Commission

June 30, 2009

Overall Non-Equity Incentive Plan Component

70% of Company Performance Percentage	61.06%
30% of Peer Group Comparison Percentage	28.20%
Grand Total Percentage	89.26%

Discretionary Component

Targeted discretionary bonuses for the NEOs (other than the CEO and the Chairman) were 6% of their respective salary. Targeted and actual discretionary bonuses (component 2) for the NEOs were as follows:

NEO	Target ($)	Actual ($)	Actual (% of Target)

Peter Inverso	N/A	N/A	N/A
Maurice Perilli	N/A	N/A	N/A
Sharon Lamont	$9,600	$9,600	100%
Keith Pericoloso	$8,010	$10,413	130%
Margaret Norton	$10,200	$5,100	50%
Barry Zadworny	$7,860	$1,572	20%

Summary Compensation Table, page 18 of the Definitive Proxy Statement on Schedule 14A

3.

We note that the amounts paid to the named executive officers under the company’s short-term incentive plan for 2008 are reported under the Bonus column of the Summary Compensation Table. However, it appears from the disclosure in your compensation discussion and analysis that these amounts were paid because certain performance measures were achieved. Please submit to the staff proposed revised disclosure that reports the amounts earned under the short-term incentive plan in the Non-Equity Incentive Plan Compensation column. For further guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 119.02. Please confirm that future filings will be revised accordingly.

As discussed in response to comment #2, the Short-Term Incentive Compensation program has two components: a “non-equity incentive” component and a discretionary bonus component. In 2008, the Chief Executive Officer and Executive Vice President were only eligible for compensation under the non-equity incentive component. The other NEOs were eligible for both components. Attached as Exhibit A is the Summary Compensation Table, revised, to reflect the proper allocation of the amounts currently shown in the bonus column between the bonus column and the non-equity incentive

Mr. Christian Windsor

United States Securities and Exchange Commission

June 30, 2009

compensation column. The calculation of the amounts allocated to each column is discussed in response to comment #2. The only changes made from the version included in the Company’s definitive proxy materials was to allocate as appropriate the amounts shown in the bonus column for 2008 in the proxy statement to the bonus and/or non-equity incentive plan compensation columns. In addition, the footnote explaining the amounts shown in the non-equity incentive plan compensation column has been expanded. The Company hereby confirms that future filings will be revised accordingly.

Grants of Plan-Based Awards, page 18 of Definitive Proxy Statement on Schedule 14A

4.

In the future, please revise this table to include all applicable columns. For example, the table should include the column entitled “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” since you had a cash incentive plan in effect in 2008.

The Company hereby confirms that in future filings, all applicable columns for all requisite tables will be included.

Item 13. Certain Relationships and Related Transactions and Director Independence

Certain Relationships and Related Transactions and Director Independence, page 26 of Definitive Proxy Statement on Schedule 14A

5.

With respect to loans made to related persons, as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K, please provide the staff with, and include in future filings, the information required by Item 404(a)(5). Alternatively, confirm that Instruction 4c to Item 404(a) of Regulation S-K applies to all loans made and confirm that you will revise future filings to provide the disclosure set forth in the instruction. We note the disclosure that “[i]t is a firm policy of the Bank to grant insider loans under the same terms and conditions as for non-insiders” and that “[t]here is no preferential treatment with respect to loans and rates, and such loans also do not include more than the normal risk of collectibility or present other unfavorable features.”

The Company hereby confirms that all loans to related persons were made by the Company’s wholly owned subsidiary, Roma Bank, a federal savings bank and none of such loans were disclosed as nonaccrual, past due, restructured or potential problem loans. The Company hereby confirms that it will include the disclosure set forth in Instruction 4c in future filings.

6.

It does not appear that you disclose the policies and procedures for reviewing, approving, or ratifying related-party transactions. Please provide the staff with this information and confirm that such information will be disclosed in future filings. Refer to Item 404(b) of Regulation S-K.

Mr. Christian Windsor

United States Securities and Exchange Commission

June 30, 2009

For all related party transactions, the Board’s policy is to approve them only if the transactions are on terms no more favorable than for unrelated parties. The related director abstains from voting and deliberations with respect to the transaction. The Company hereby confirms that this disclosure will be in future filings.

Exhibits

General

7.

It appears that the 2008 Equity Incentive Plan should have been filed as an exhibit to the Form 10-K. Please amend the filing to include the plan. Alternatively, tell us why you do not believe the plan needs to be filed. Refer to Item 601(b)(10) of Regulation S-K. We note that the plan was filed as Appendix B to the Definitive Proxy Statement on Schedule 14A filed March 24, 2008.

The Equity Incentive Plan was filed as an exhibit to a Registration Statement on Form S-8 that was filed subsequent to the Form 10-K. The Company hereby undertakes in future filings to add the plan to its exhibit list and incorporate it by reference to such filing.

Exhibit 31

8.

Certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b) of Regulation S-K. However, your certifications include inappropriate modifications. For example, certain parenthetical language is omitted. Please confirm that certifications in future filings will be revised to conform to the exact form as in the applicable disclosure standard. In addition, in the future, please file each certification as a separate exhibit.

The Company hereby confirms that all future certifications will be in the exact form set forth in Item 601(b) and will be filed as separate exhibits.

* * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Christian Windsor

United States Securities and Exchange Commission

June 30, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are pleased to be able to provide the foregoing information. If you require any further information regarding the foregoing matters, please do not hesitate to call Peter A. Inverso at (609) 223-8331 or our counsel, Joan S. Guilfoyle, Esq. of Malizia Spidi & Fisch, PC at (202) 434-4660 or via email at guilfoyle@malizialaw.com.

Sincerely,

/s/ Peter A. Inverso

Peter A. Inverso
President and Chief Executive Officer

/s/ Sharon L. Lamont

Sharon L. Lamont
Senior Vice President and
Chief Financial Officer

Exhibit A

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to, or earned by, our principal executive officer, principal financial officer and certain other executive officers of the Company or the Bank during the last three fiscal years. Ms. Lamont was appointed as Chief Financial Officer in April 2006, and therefore her compensation as an officer in 2006 does not reflect a full year.

							Change
							Pension Value
							and
							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
	Year	Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Peter A. Inverso	2008	$320,000	$-	$64,777	$43,497	$120,582	$36,082	$49,696	$634,634
President and Chief	2007	$295,000	$170,000	$-	$-	$33,933	$129,255	$57,062	$685,250
Executive Officer	2006	$269,712	$170,000	$-	$-	$25,315	$121,289	$36,061	$622,377

Maurice T. Perilli	2008	$200,000	$-	$50,695	$33,747	$59,885	$-	$46,360	$390,687
Executive Vice	2007	$156,250	$125,000	$-	$-	$33,933	$85,520	$44,925	$445,628
President and	2006	$110,337	$175,000	$-	$-	$25,315	$109,746	$24,692	$445,090
Chairman

Margaret T. Norton	2008	$170,000	$5,100	$14,080	$14,249	$24,814	$87,259	$32,832	$348,336
Senior Vice President	2007	$166,500	$30,000	$-	$-	$8,507	$171,897	$38,059	$414,963
Corporate Secretary	2006	$153,490	$30,000	$-	$-	$9,422	$144,614	$22,649	$360,175

Sharon Lamont	2008	$160,000	$9,600	$14,080	$14,249	$22,405	$22,807	$23,063	$266,205
Chief Financial	2007	$150,000	$30,000	$-	$-	$12,979	$42,972	$16,840	$252,791
Officer	2006	$85,019	$10,000	$-	$-	$8,573	$-	$696	$104,288

Barry Zadworny	2008	$131,000	$1,572	$14,080	$14,249	$18,697	$90,315	$26,128	$296,043
Senior Vice President	2007	$127,500	$7,500	$-	$-	$5,543	$83,491	$29,963	$253,997
of Compliance	2006	$125,048	$7,500	$-	$-	$6,140	$73,313	$17,461	$229,462

C. Keith Pericoloso	2008	$133,500	$10,413	$14,080	$14,249	$18,798	$16,278	$22,999	$230,319
Senior Vice President	2007	$126,000	$30,000	$-	$-	$5,039	$17,540	$26,132	$204,711
of Branch	2006	$98,500	$29,000	$-	$-	$5,582	$12,190	$13,315	$183,260
Operations

In the table above:

•

The amount shown in columns (c) and (d) is the expense recognized in the Company’s financial statements, without any reduction for risk of forfeiture under Statements of Financial Accounting Standards (SFAS) No. 123 (R) “Share-Based Payment” SFAS 123 (R) for each officer’s outstanding restricted stock awards and stock options, respectively. Assumptions used in determining the fair values of the option awards are set forth in the “Employee Benefit and Stock Options Plans” footnote of the Company’s financial statements included in its annual report of Form 10-K for fiscal year ended December 31, 2008.

•

When we refer to non-equity incentive plan compensation in column (e) above, we are referring to the Phantom Stock Appreciation Rights Plan implemented in 2002 and the Company’s non-equity incentive plan. The compensation shown for 2007 and 2006 is the amount of the Bank’s contribution to the Phantom Stock Appreciation Rights Plan only for the year and earnings on plan balances for the year. Expense is accrued annually for increases in the future value of the phantom stock units, corresponding to the accumulation of retained earnings of the Bank. For 2008, the amounts shown include both Plans as follows:

Officer	Non-Equity Incentive Plan	Phantom Stock Plan
Inverso	$114,253	$6,329
Perilli	53,556	6,329
Norton	21,244	3,570
Lamont	19,994	2,411
Zadworny	16,370	2,327
Pericoloso	16,683	2,115

•

When we refer to changes in pension values in column (f) above, we are referring to the aggregate change in the present value of the Named Executive Officer’s accumulated benefit under all defined benefit and actuarial plans from the measurement date used for preparing our 2005, 2006 and 2007 year-end financial statements to the measurement date used for preparing our 2006, 2007 and 2008 year-end financial statements. For Mr. Inverso, the change in value under the Retirement Plan and the Supplemental Retirement Plan was $36,082 and $0.0, respectively, for 2008, $35,093 and $94,162, respectively, for 2007 and $34,343 and $86,946, respectively, for 2006. For Mr. Perilli, the change in value under the Supplemental Retirement Plan was $0.0, $85,520 and $109,746 for 2008, 2007 and 2006, respectively. For Ms. Norton, the change in value under the Retirement Plan and the Supplemental Retirement Plan was $51,468 and $35,791, respectively, for 2008, $129,801 and $42,096, respectively for 2007 and $105,744 and $38,870, respectively, for 2006. Ms. Lamont does not participate in the Supplemental Executive Retirement Plan. Ms Lamont did not participate in the Retirement Plan in 2006, but was eligible and did participate in 2007. In 2008, Ms. Lamont’s change in value under the

Retirement Plan was $22,807. In 2007, Ms. Lamont’s change in value under the Retirement Plan was $42,972. For Mr. Zadworny, the change in value under the Retirement Plan and the Supplemental Retirement Plan was $57,900 and $32,415, respectively, for 2008, $53,561 and $29,930, respectively, for 2007 and $45,677 and $27,636, respectively, for 2006. Mr. Pericoloso does not participate in the Supplemental Retirement Plan. The change in value under the Retirement Plan for Mr. Pericoloso was $16,278, $17,540 and $12,190, respectively, for 2008, 2007 and 2006.

•	The 2008 bonus amounts in column (b) were based on the cash incentive plan implemented in 2008 and were paid in February 2009 based on 2008 results.
•	“All other compensation” in column (e) above includes the following:

•          for Mr. Inverso in 2008: $7,812 of life and disability insurance premiums, 2,340 shares under the Roma Bank Employee Stock Ownership Plan (valued at $34,134 based on an average stock price of $14.59 per share) and $7,750 representing matching payments that we made under our 401(k) plan.

•          for Mr. Perilli in 2008: $14,571 of life and disability insurance premiums, 1,768 shares under the Roma Bank Employee Stock Ownership Plan (valued at $25,789 based on an average stock price of $14.59 per share) and $6,000 representing matching payments that we made under our 401(k) plan.

•          for Ms. Norton in 2008: $2,843 of life and disability insurance premiums, 1,706 shares under the Roma Bank Employee Stock Ownership Plan (valued at $24,889 based on an average stock price of $14.59 per share) and $5,100 representing matching payments that we made under our 401(k) plan.

•          for Ms. Lamont in 2008: $2,013 of life and disability insurance premiums, 1,114 shares under the Roma Bank Employee Stock Ownership Plan (valued at $16,250 based on an average stock price of $14.59 per share) and $4,800 representing matching payments that we made under our 401(k) plan.

•          for Mr. Zadworny in 2008: $3,408 of life and disability insurance premiums, 1,333 shares under the Roma Bank Employee Stock Ownership Plan (valued at $19,445 based on an average stock price of $14.59 per share) and $3,275 representing matching payments that we made under our 401(k) plan.

•          for Mr. Pericoloso in 2008: $1,459 of life and disability insurance premiums, 1,293 shares under the Roma Bank Employee Stock Ownership Plan (valued at $18,870 based on an average stock price of $14.59 per share) and $2,670 representing matching payments that we made under our 401(k) plan.